                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934
                              (Amendment No. ____)

                   Insurance Management Solutions Group, Inc.
                       (Name of Subject Company (issuer))

                    Bankers Insurance Group, Inc. (Affiliate)
                      Bankers Insurance Company (Affiliate)
                 Bankers Security Insurance Company (Affiliate)
                   Bankers Management Corporation (Affiliate)
               Insurance Management Solutions Group, Inc. (Issuer)
               ---------------------------------------------------
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   0001063167
                      (CUSIP Number of Class of Securities)

                                 David M. Howard
                 Chairman, President and Chief Executive Officer
                   Insurance Management Solutions Group, Inc.
                              801 94th Avenue North
                          St. Petersburg, Florida 33702
                                 (727) 803-2040
--------------------------------------------------------------------------------
      (Name, Address, and Telephone Numbers of Person Authorized to Receive
             Notices and Communications on Behalf of filing persons)

                                    Copy to:
     Todd B. Pfister                          Robert G. Southey
     Foley & Lardner                          Secretary and General Counsel
     One IBM Plaza                            Bankers Insurance Group, Inc.
     330 N. Wabash Avenue                     360 Central Avenue
     Chicago, Illinois 60611                  St. Petersburg, Florida
     Telephone (312) 755-2579                 Telephone (727) 823-4000

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------

       Transaction Valuation*                        Amount of Filing Fee
--------------------------------------------------------------------------------


--------------------------------------------------------------------------------

*Set forth the amount on which the filing fee is calculated and state how it was determined.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                  Amount Previously Paid:______________________________

                  Form or Registration No.:____________________________

                  Filing Party:________________________________________

                  Date Filed:__________________________________________

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [ ]      third-party tender offer subject to Rule 14d-1.

         [ ]      issuer tender offer subject to Rule 13e-4.

         [ ]      going-private transaction subject to Rule 13e-3.

         [ ]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                  The following disclosure regarding the contemplated self-tender offer by Insurance Management Solutions Group, Inc. (the "Company") is included in "Part II - Item 5. Other Information" of the Company's Quarterly Report on Form 10-Q for the three months ended September 30, 2002:

                  As previously reported, in August 2002 the Company announced an intention to commence a cash tender offer for all of the presently outstanding shares of its common stock, $0.01 per share ("Common Stock"), at a price of $3.08 per share, net to the seller in cash (the "Offer"). The Offer will be conditioned upon at least a majority of the shares of Common Stock not held by members of the BIG Group (as hereinafter defined) being tendered and other closing conditions typical for this type of transaction. The Offer is to be made pursuant to an Agreement and Plan of Merger, dated August 15, 2002 (the "BIG Agreement"), by and among the Company, [Bankers Insurance Group, Inc. ("BIG"), Bankers Insurance Company ("BIC"), Bankers Security Insurance Company ("BSIC")] and Bankers Management Corporation ("Acquisition Corp."). BIC is a wholly-owned subsidiary of BIG and BSIC is a jointly-owned subsidiary of BIG and BIC. BIG, BIC and BSIC constitute the "BIG Group." Acquisition Corp. is a Florida corporation wholly-owned by BIC and BSIC and formed solely for purposes of consummating a short-form merger following the Offer. As of the date hereof, the members of the BIG Group collectively own approximately 68.0% of the outstanding shares of Common Stock. Pursuant to the BIG Agreement, the members of the BIG Group have agreed not to tender the shares of Common Stock owned thereby in response to the Offer. Also pursuant to the BIG Agreement, the Company has agreed to loan BIG and/or Bankers Underwriters, Inc., a wholly-owned subsidiary of BIG ("BUI"), up to $7.0 million under a revolving line of credit (the "Line of Credit"), secured by the insurance flood book of BUI. At September 30, 2002 the amount drawn on this Line of Credit was $6.6 million. All amounts due under the Line of Credit will be due July 31, 2003; monthly interest-only payments will be due prior to maturity.

                  The foregoing discussion of the BIG Agreement is qualified in its entirety by reference to (1) the BIG Agreement included as Exhibit 2.1 to the Quarterly Report on Form 10-Q for the three months ended June 30, 2002 filed by the Company on August 19, 2002, and (2) the Credit and Security Agreement (and related financing documents), dated August 15, 2002, between the Company, BIG and BUI previously filed as Exhibits 10.4 to 10.7 to the Quarterly Report on Form 10-Q for the three months ended June 30, 2002 filed by the Company on August 19, 2002.

                  On October 15, 2002, BIG and Fidelity National Financial, Inc. ("FNF") announced that they have entered into a definitive agreement pursuant to which FNF is to acquire First Community Insurance Company, a subsidiary of BIG and a fifty-state licensed insurance company ("FCIC"), and certain assets of BIG, including the rights to issue new and renewal flood insurance policies underwritten by BIG and its subsidiaries, BIC, BSIC and FCIC. The transaction involves more than 360,000 flood insurance policies originated through a nationwide network of 10,000 independent agents in conjunction with the National Flood Insurance Program ("NFIP"). The Company will continue to provide flood policy administration and claim servicing operations to FNF upon the closing of this transaction.

                  In late October 2002, the Company was contacted by a third party potentially interested in acquiring the Company or its business. Thereafter, the Special Committee of the Company's Board of Directors determined that it is appropriate to further investigate this possibility. Discussions with this third party are ongoing. No assurances can be given, however, as to whether these discussions will result in an acceptable offer for the Company or its business.

                  As part of its evaluation of the potential third-party transaction, the Company also intends to further consider the implications of the aforementioned agreement between FNF and BIG. The closing of such transaction is subject to certain regulatory approvals and other conditions, including certain revisions to the existing Insurance Administration Services Agreement between the Company and BIG (including certain of its subsidiaries). As discussed above, the Company will continue to provide flood policy administration and claim services to FNF upon the closing of such transaction.

                  In light of the foregoing developments, as well as information not available to the Special Committee at the time of its determination to recommend approval of the Offer potentially affecting the analysis employed by the Special Committee, the Special Committee has determined that it is appropriate to undertake further due diligence to confirm its previous conclusion as to the fairness of the proposed Offer and to ask Houlihan, Lokey, Howard & Zukin, the Special Committee's financial advisor, to undertake to again review the fairness, from a financial point of view, of the Offer price to the Company's shareholders (other than the BIG Group). In addition, the Special Committee is monitoring the Company's current liquidity position in order to determine whether, in light of, among other things, (i) the decline in affiliated outsourcing revenues, (ii) the collectibility of amounts due from BIG and its affiliates under the Amended Service Agreement and (iii) higher than anticipated costs and expenses incurred in connection with the ongoing actions of the Special Committee of the Board of Directors of the Company, the Company still would have sufficient cash available in the event it proceeded with the Offer. No assurances can be given, however, that the Company has sufficient cash to commence the Offer.

         THE TENDER OFFER WILL BE MADE ONLY BY AN OFFER TO PURCHASE AND OTHER OFFERING DOCUMENTS, COPIES OF WHICH WILL BE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AND MAILED TO COMPANY SHAREHOLDERS. INVESTORS AND SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENTS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. INVESTORS AND SECURITY HOLDERS MAY OBTAIN A FREE COPY OF THESE STATEMENTS (WHEN AVAILABLE) AND OTHER DOCUMENTS FILED BY THE COMPANY AT THE SEC'S WEBSITE AT HTTP://WWW.SEC.GOV. THE TENDER OFFER STATEMENT AND RELATED MATERIALS MAY BE OBTAINED FOR FREE BY DIRECTING SUCH REQUESTS TO THE INFORMATION AGENT TO BE DESIGNATED FOR THE TENDER OFFER.

         Certain statements contained herein, including statements regarding the proposed Offer and a possible transaction with a third party, and the other statements contained herein regarding matters that are not historical facts, are "forward-looking" statements (as such term is defined in the Private Securities Litigation Reform Act of 1995). Words such as "expects," "intends," variations of these words and similar expressions are intended to identify forward-looking statements. Because such statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, but are not limited to, uncertainties regarding economic conditions and the market as those affect both the Company and BIG (including its ability to repay outstanding obligations to the Company), other uncertainties regarding BIG (including its subsidiaries), its business and financial condition, uncertainties relating to the proposed transaction between BIG and FNF and the Company's discussions with a potential third-party acquiror, uncertainties relating to the litigation pertaining to the Offer, uncertainties regarding the Company's liquidity and capital resources, and those risks and uncertainties discussed in filings made from time to time by the Company with the Securities Exchange Commission.

         The foregoing is neither an offer to purchase nor a solicitation of an offer to sell shares of the Company. At the time the Offer is commenced, the Company will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) will contain important information that should be read carefully before any decision is made with respect to the offer.

         The offer to purchase, the related letter of transmittal and certain other documents will be sent to all shareholders of the Company, at no expense to them. The Tender Offer statement (including the offer to purchase, the related letter of transmittal and all other offer documents filed with the SEC) will also be available at no charge at the Securities and Exchange Commission's website at http://www.sec.gov.